UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
 FORM 11-K
___________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2019
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission File Number.....001-34624
___________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Umpqua Bank 401(k) and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Umpqua Holdings Corporation
Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, OR 97258

REQUIRED INFORMATION

1. Not Applicable
2. Not Applicable
3. Not Applicable
4. The Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2019, prepared in accordance with the financial reporting requirements of ERISA.

1

Report of Independent Registered Public Accounting Firm and Financial Statements
with Supplemental Information for

Umpqua Bank
401(k) and Profit Sharing Plan

December 31, 2019 and 2018

2

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	3
Statement of changes in net assets available for benefits	4
Notes to financial statements	5

SUPPLEMENTAL INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4(i) – Schedule of assets (held at end of year)	14
Schedule H, Line 4(a) – Schedule of delinquent participant contributions	15

INDEX TO EXHIBITS
EXHIBITS 23.1 - Consent of Independent Registered Public Accounting Firm	16

SIGNATURES	17

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
Umpqua Bank 401(k) and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Umpqua Bank 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2019, and (2) delinquent participant contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Portland, Oregon
June 22, 2020

We have served as the auditor of the Plan since 2018.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 and 2018

	December 31,
	2019	2018
ASSETS
Investments, at fair value	$355,677,728	$301,842,019
Receivables
Notes receivable from participants	8,756,205	9,100,265
Employer contributions - match	765,480	631,958
Employer contributions - profit sharing	—	2,873,396
Participant contributions	13,825	684,370
Unsettled trades	—	8,195
Total receivables	9,535,510	13,298,184

NET ASSETS AVAILABLE FOR BENEFITS	$365,213,238	$315,140,203

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$64,301,894
Dividends	569,786
Interest	115,833
Net investment income	64,987,513

Interest income on notes receivable from participants	511,404

Contributions
Employer	9,324,780
Participant	26,031,373
Rollovers	4,890,378
Total contributions	40,246,531

Total additions	105,745,448

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	55,375,159
Corrective distributions	35,291
Administrative expenses	261,963
Total deductions	55,672,413

CHANGE IN NET ASSETS	50,073,035

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	315,140,203
End of year	$365,213,238

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan's sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18. Employees are automatically enrolled into the Plan once they meet these criteria, unless they choose to opt-out. Employees enter the plan on scheduled enrollment dates following their completion of the eligibility requirements.

Contributions –

Employee deferrals – Participants may elect to contribute up to 80% of eligible compensation, except for bonus pay which can be be deferred up to 100%, to the Plan each year. In addition, participants may make voluntary Roth after-tax contributions or voluntary non-deductible after-tax contributions to the Plan. Participants may also roll over eligible amounts from other qualified plans.

Employer match – The Company may elect to make discretionary matching contributions to the Plan. The matching contributions are made each pay period. The Company matched 50% of employee contributions, up to 8% of eligible compensation deferred to the Plan for the year ended December 31, 2019.

Employer profit sharing – The Company may elect to make discretionary profit sharing contributions to the Plan. Participants must complete at least 1,000 hours of service during the Plan year, and be employed as of the last day of the Plan year, to be eligible to receive any profit sharing contributions. Profit sharing contributions are allocated to participants in the same proportion as a participant's compensation bears to the total of all participants' compensation. There were no profit sharing contributions for the year ended December 31, 2019. The Company made a profit sharing contribution of $2,873,396 for the year ended December 31, 2018 that was funded in 2019.

Contributions are subject to regulatory limitations.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan (continued)

Participant accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers various registered investment company mutual funds, Company common stock, a stable value fund, and a brokerage account, as investment options for participants. Brokerage account balances consist of mutual funds offered by other registered investment companies, common stock or other investment products, except for the funds offered by the Plan and Company stock. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. Vesting in Company contributions is based on years of service pursuant to the following vesting schedule. Participants who were part of acquired plans may have specific vesting schedules in accordance with those plans.

Percentage
Years of service
Less than 1 year	—%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants' vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant's account and bear fixed, reasonable rates of interest, as determined by the plan administrator. The maximum loan term is five years unless the loan qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2019, the rates of interest on outstanding loans ranged from 4.25% to 9.25% with various maturities through December 2039.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account balance, or annual installments over a period not more than the participant's life expectancy (or the assumed life expectancies of the participant and their beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals of the participants' contributions are permitted by the Plan. Hardship withdrawals must be approved by the Plan administrator, and are limited to vested amounts of participants' contributions. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of receipt of the hardship withdrawal.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan (continued)

Forfeitures – Forfeitures are the nonvested portion of a participant's account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions, and eligible, reasonable administrative expenses. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $10,111 and $120,051, respectively. During 2019, the Company used $119,000 of forfeitures to fund 2018 contributions, and $747,991 of forfeitures to fund 2019 contributions.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan Document.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of benefits – Benefit payments are recorded when paid.

Expenses – Administrative expenses such as legal and accounting fees are paid by the Company, however they may be paid with Plan forfeitures. Transaction fees and investment management fees are deducted directly from the participant's account.

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued. Refer to Note 8 - Subsequent Event for further discussion.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements

The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Money markets and other cash equivalents – Valued at the net asset value (NAV) of shares held by the Plan at year end. Money market and other cash equivalents are generally classified within level 1 of the valuation hierarchy.

Registered investment companies (mutual funds) – Valued at quoted market prices, which represent the NAV of shares held by the plan at year end. Mutual funds are generally classified within level 1 of the valuation hierarchy.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is generally classified within level 1 of the valuation hierarchy.

Self-directed brokerage – Participants may direct their investment elections to the self-directed brokerage that offers a wide array of securities, with the exception of those offered by the Plan and Company common stock. The self-directed brokerage account includes money markets, mutual funds, and common stock, which are valued within the brokerage account using level 1 valuation inputs.

Collective trust – Units held in the collective trust are valued using the NAV of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. Participant transactions (purchases and sales) may occur daily at NAV. The common collective trust funds measured at NAV have not been classified in the fair value hierarchy.

The Wells Fargo Stable Value Fund Class C is a collective trust designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive). The Wells Fargo Stable Value Fund C files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements (continued)

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31:

	Fair	Unfunded	Redemption	Redemption
December 31, 2019	Value	Commitments	Frequency	Notice Period

Wells Fargo Stable Value Fund Class C	$6,085,960	None	Daily	N/A
(Collective Trust)

	Fair	Unfunded	Redemption	Redemption
December 31, 2018	Value	Commitments	Frequency	Notice Period

Wells Fargo Stable Value Fund Class C	$6,687,691	None	Daily	N/A
(Collective Trust)
Goldman Sachs Financial Square Prime Fund	—	None	Daily	N/A
(Registered Investment Company - money market)
Vanguard Federal Money Market Fund	5,046,019	None	Daily	N/A
(Registered Investment Company - money market)
SSGA Inst Gov Money Market Fund	117,037	None	Daily	N/A
(Individually directed account - money market)
	$11,850,747

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements (continued)

The following tables disclose by level, the fair value hierarchy, of the Plan's assets at fair value as of December 31:

	Investment Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Money markets and other cash equivalents	$5,630,299	$—	$—	$5,630,299
Registered investment companies	330,582,526	—	—	330,582,526
Common stock - Umpqua Holdings Corp.	11,012,393	—	—	11,012,393
Self-directed brokerage accounts	2,366,550	—	—	2,366,550
Total assets in the fair value hierarchy	$349,591,768	$—	$—	$349,591,768
Investments measured at NAV (1)
Collective trust				$6,085,960
Total investments at fair value				$355,677,728

(1)	Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

	Investment Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Registered investment companies	$274,337,170	$—	$—	$274,337,170
Common stock – Umpqua Holdings Corp.	9,902,879	—	—	9,902,879
Individually directed account	5,751,223	—	—	5,751,223
Total assets in the fair value hierarchy	$289,991,272	$—	$—	$289,991,272
Investments measured at NAV (1)
Collective trust				$6,687,691
Registered investment companies - money market				5,046,019
Individually directed account - money market				117,037
Total investments measured at NAV				11,850,747
Total investments at fair value				$301,842,019

(1)	Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 11, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible that, given the level of risk associated with investment securities, changes in the near term could materially affect a participant's account balance and the amounts reported in the financial statements.

The 2019 novel coronavirus (COVID-19) has adversely affected, and may continue to adversely affect economic activity globally, nationally, and locally. Following the COVID-19 outbreak in early 2020 in the United States, the values of investment securities have declined. These economic and market conditions and other effects of the COVID-19 outbreak may continue to adversely affect the Plan. The extent of the adverse impact of the COVID-19 outbreak on the Plan's participant account balances cannot be predicted.

Note 6 – Party-in-Interest Transactions

Plan investments include shares of Umpqua Holdings Corporation Stock which is the common stock of the Company. During the year ended December 31, 2019, the Plan's investment in the Company's common stock increased by $1,109,298 due to employee and employer contributions of $792,559 and unrealized gains of $1,013,713, offset by sales due to benefit payment distributions of $977,783. Certain Plan investments are shares of mutual funds managed by Fidelity Investments, which is the trustee of the Plan. These transactions qualify as party-in-interest transactions.

For the 2019 Plan year, the Company identified participant contributions totaling $14,044 that may have been remitted to the trustee later than required by the Department of Labor ("DOL") Regulations 2510.3-102. The Company will file Form 5330 with the IRS and pay the excise tax due on the transactions, if required. In addition, participant accounts will be credited as necessary in accordance with DOL guidelines.

Note 7 – Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant's account would become fully vested.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 8 – Subsequent Event

The Plan’s management has evaluated subsequent events through June 22, 2020, the date the financial statements were available to be issued, and there were no subsequent events, other than disclosed below, requiring adjustments to the financial statements or disclosures.

Subsequent to December 31, 2019, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which has adversely affected global economic activity and greatly contributed to deterioration and instability in financial markets. The full impact of COVID-19 continues to evolve as of the date of this report. As a result, the Plan’s investment portfolio has incurred a decline in fair value after December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be estimated at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was passed into law. The CARES Act provides temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan has implemented all mandatory provisions and has approved two CARES Act provisions: 1) tax-favored early withdrawals and 2) 401(k) loan payment deferrals, which will be implemented by the Plan Administrator as soon as possible in 2020.

SUPPLEMENTAL INFORMATION
REQUIRED BY THE DEPARTMENT OF LABOR

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
EIN: 93-1261319
PLAN NO. 001
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	JPMorgan SmartRetirement 2025 Fund Class R5	Registered investment company	**	$37,817,392
	JPMorgan SmartRetirement 2030 Fund Class R5	Registered investment company	**	34,713,441
	JPMorgan SmartRetirement 2020 Fund Class R5	Registered investment company	**	34,562,281
	JPMorgan SmartRetirement 2035 Fund Class R5	Registered investment company	**	27,429,596
	Vanguard Institutional Index Fund	Registered investment company	**	26,998,769
	JPMorgan SmartRetirement 2040 Fund Class R5	Registered investment company	**	26,439,384
	JPMorgan SmartRetirement 2045 Fund Class R5	Registered investment company	**	26,080,739
*	Fidelity Blue Chip Growth Fund Class K	Registered investment company	**	14,052,744
	JPMorgan SmartRetirement Income Fund Class R5	Registered investment company	**	11,700,192
	JPMorgan SmartRetirement 2050 Fund Class R5	Registered investment company	**	11,610,238
	T Rowe Price Institutional Mid-Cap Equity Growth Fund	Registered investment company	**	11,239,438
	Vanguard Small Cap Index Fund Inst Shares	Registered investment company	**	9,302,298
	Vanguard Mid-Cap Index Fund Inst Shares	Registered investment company	**	8,915,661
	JPMorgan SmartRetirement 2055 Fund Class R5	Registered investment company	**	7,333,431
	MFS Value Fund Class R6	Registered investment company	**	6,892,415
	JPMorgan Mid Cap Value Fund Class L	Registered investment company	**	6,362,119
	American Funds EuroPacific Growth Fund Class R6	Registered investment company	**	5,970,548
	Vanguard Federal Money Market Fund	Registered investment company	**	5,630,299
	Vanguard Total Bond Market Index Fund Admiral	Registered investment company	**	5,583,856
	Metropolitan West Total Return Bond Fund Plan	Registered investment company	**	4,822,434
	Vanguard Total International Stock Index Fund Admiral	Registered investment company	**	4,639,796
	State Street Institutional Small-Cap Equity Fund	Registered investment company	**	3,180,561
	Hotchkis & Wiley High Yield Fund Class I	Registered investment company	**	2,825,472
	DFA International Value Portfolio Inst Class	Registered investment company	**	2,109,721
*	Umpqua Holdings Corporation	Common stock	**	11,012,393
	Wells Fargo Stable Value Fund Class C	Collective trust	**	6,085,960
	BrokerageLink accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	**	2,366,550
*	Participant loans	4.25% – 9.25%, various maturities through December 2039	$—	8,756,205

				$364,433,933

* Indicates party-in-interest
** Information is not required as investments are participant directed.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
EIN: 93-1261319
PLAN NO. 001
SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$14,044	$14,044	$—	$—	$—

INDEX TO EXHIBITS

Exhibit No.  Description

23.1   Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Umpqua Bank 401(k) and Profit Sharing Plan

Date: June 22, 2020

/s/ Lisa M. White
Lisa M. White
Senior Vice President/Corporate Controller and
Principal Accounting Officer